

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re:** **Harvard Illinois Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013 By Stilwell Value Partners II, L.P., Stilwell Value**
> **Partners VII, L.P., Stilwell Partners, L.P., Stilwell Value LLC, Joseph**
> **Stilwell, Mark S. Saladin, and Scott Ripkey**
> **File No. 000-53935**

Dear Ms. Parisi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

1. To the extent relevant to an understanding of the current solicitation by the Stilwell Group and/or the nominee's plans if elected, further supplement your disclosure to succinctly describe the material items discussed in any meetings between the Company and the Stilwell Group. Also update the filing to discuss any material contacts the Stilwell Group has had with the Company since the filing of the preliminary proxy statement.

2. We note that the list of directors included at the top of your letter to shareholders may suggest that the solicitation is being made by the named company directors. Please revise to ensure there is no such suggestion.

3.   Please ensure that each statement or assertion of opinion or belief set forth in your proxy statement is characterized as such, and that a reasonable basis for each such opinion or belief exists. Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following non-exhaustive examples of statements or assertions in your materials that are not characterized as an opinion and/or which require supplemental information and further disclosure to support your belief or opinion:

- The following assertions made in the letter to shareholders: "Since going public in 2010, HARI's performance has been poor to mediocre, at best," and "The returns to shareholders remain insignificant and, therefore, do not justify the Bank's existence in its current state."
- Your assertion that you are running a "shareholder-friendly nominee" for a seat on the Company's board of directors, as stated in the letter to shareholders;
- Your position that "HARI should be sold or merged with a better-run community bank to maximize shareholder value," as stated in the letter to shareholders; and
- The assertions that each of Mark S. Saladin and Scott Ripkey have experience that "would be helpful in addressing the challenges the Board faces in its MOU with its regulators," on pages 3 and 4, respectively.

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

4.   The letter to shareholders also indicates your belief that the Company "has had a reasonable amount of time to turn the Bank into an institution that can provide meaningful returns to its owners." Please revise to clarify what you mean by the term "meaningful returns."

Proposal Number 1: Election of Directors, page 3

5.   Please disclose whether you believe your nominees would qualify as independent under the listing standards applicable to the Company.

6.   Please explain the references to the company's MOU.

7.   We note your disclosure in Appendix A that each of your nominees has been granted stock options that become exercisable upon the occurrence of certain events, including the sale, transfer, conveyance or other disposition of all or substantially all of the assets of the Company. Please revise the "Proposal Number 1: Election of Directors" section to discuss the types of conflicts of interest that may exist between your nominees and the Company's shareholders as a result of such arrangement.

Other Matters

8.   The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise as to the Stilwell Group's intent in this regard.

Proposal Number 2: Advisory Vote on Executive Compensation, page 4

9.   Revise this section to provide your reasons for recommending that shareholders vote against the proposal to approve executive compensation. Please also apply this comment to proposal no. 3.

Solicitation; Expenses, page 6

10.   Disclosure indicates that the filing persons may solicit proxies by mail, e-mail, advertisement, telephone, facsimile and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Additional Information, page 10

11.   Please delete the disclaimer in the last sentence of the first paragraph on page 10. It is inappropriate to disclaim responsibility for your own disclosure.

Proxy Card

12.   Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

13.   Please revise the proxy card to provide shareholders with the ability to withhold authority to vote for any other nominee, as required by Rule 14a-4(d)(4)(iii).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or Daniel F. Duchovny, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3619 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
      Spencer L. Schneider, Esq.